Exhibit 99.3

Erez Meltzer

11 November 2026

Personal and confidential

Mr. Moshe Moalem

8 Herzl Rosenblum Street

Tel Aviv 6937952, Israel

Dear Mr. Moalem,

Re: Nano-X Imaging Ltd. – Undertaking regarding alternate directors

1.	I write in my personal capacity as a director of Nano-X Imaging Ltd. (the "Company"). This letter is given to you in your capacity as a shareholder of the Company, in connection with the Board Nomination Agreement between you and the Company dated November 11, 2026 (the "Agreement").

2.	I undertake that, during the Standstill Period (as defined in the Agreement), I will not appoint, or exercise any right I may have to appoint, an alternate director to act in my place at any meeting or discussion of the Board of Directors of the Company, or of any committee of the Board, on a matter in which I have a personal interest that prevents me from participating under the Israeli Companies Law, 5759-1999. This applies whether the right arises under the Company's articles of association, a resolution of the Board, a power of attorney or any other instrument. It includes any matter relating to my employment or engagement with the Company.

3.	Nothing in this letter limits my rights or duties as a director or as Chief Executive Officer of the Company on any other matter, or my right to appoint an alternate director on any other matter.

4.	This letter is a personal undertaking only. It does not bind the Company, and it does not form part of the Agreement or a condition to it. It is governed by the laws of the State of Israel, and the competent courts in Tel Aviv-Jaffa have exclusive jurisdiction over it.

Yours sincerely,

/s/ Erez Meltzer

Erez Meltzer